Exhibit 99.1

ICON Reports Fourth Quarter and Full Year 2024 Results

Highlights

•Net business wins in the quarter of $2,413 million; a net book to bill in the quarter of 1.18. Full year net business wins of $9,974 million; a net book to bill of 1.20.

•Closing backlog of $24.7 billion, an increase of 1.4% on quarter three 2024 and 8.3% on quarter four 2023.

•Quarter four revenue of $2,041.1 million, representing a decrease of 1.2% on prior year revenue. Full year revenue of $8,282 million, representing a year on year increase of 2.0%.

•Quarter four adjusted EBITDA of $422.6 million or 20.7% of revenue, an increase of 0.9% on quarter three 2024. Full year adjusted EBITDA of $1,735.8 million or 21.0% of revenue, representing a year on year increase of 2.5%.

•GAAP net income for the quarter of $260.0 million or $3.16 per diluted share, an increase of 21.5% on quarter four 2023 diluted earnings per share. Full year GAAP net income of $791.5 million or $9.53 per diluted share.

•Quarter four adjusted net income was $282.4 million or $3.43 per diluted share, an increase of 2.4% on quarter three 2024 adjusted diluted earnings per share. Full year adjusted net income of $1,162.7 million or $14.00 per diluted share, an increase of 9.5% on the prior year adjusted diluted earnings per share.

•Net debt balance of $2.9 billion at December 31, 2024 with net debt to adjusted EBITDA ratio of 1.7x.

•Free cash flow on target at $1.1 billion for 2024.

•$400.0 million worth of stock repurchased in quarter four at an average price of $217. $500.0 million worth of stock repurchased in full year 2024 at an average price of $229.

•Board of Directors authorized a new share repurchase program of up to $750 million to be opportunistically deployed. Total value of authorized share repurchases of up to $1 billion.

•Re-affirming previously communicated full-year 2025 financial revenue guidance in the range of $8,050 - $8,650 million and adjusted diluted earnings per share* in the range of $13.00 - $15.00. Adjusted diluted earnings per share to exclude amortization, stock compensation, restructuring, foreign exchange and transaction-related / integrated-related adjustments.

Dublin, Ireland, February 19, 2025 – ICON plc (NASDAQ: ICLR), a world-leading healthcare intelligence and clinical research organization, today reported its financial results for the fourth quarter and full year ended December 31, 2024.

CEO, Dr. Steve Cutler commented, “ICON’s results in quarter four were in-line with our expectations as we continue to manage through a challenging transition period in our business. Encouragingly, we saw progress in a number of key areas in quarter four.

Gross business wins increased 8% sequentially, indicative of a positive, albeit volatile, underlying demand environment in both the large pharma and biotech divisions. Cash management was strong in quarter four, bringing full year free cash flow in line with our targeted $1.1 billion. On a full year basis, we reported growth across key metrics, including revenue growth of 2% as well as adjusted diluted earnings per share growth of 9.5% year over year. Finally, we are reaffirming our previously issued full-year 2025 guidance ranges for revenue and adjusted diluted earnings per share.”

Fourth Quarter 2024 Results

Gross business wins in the fourth quarter were $3,064 million and cancellations were $651 million. This resulted in net business wins of $2,413 million and a book to bill of 1.18.

Revenue for the fourth quarter was $2,041.1 million. This represents a decrease of 1.2% on prior year revenue or 1.6% decrease on a constant currency basis.

GAAP net income was $260.0 million, resulting in $3.16 diluted earnings per share in quarter four 2024 compared to $2.60 diluted earnings per share in quarter four 2023, an increase of 21.5% year over year. Adjusted net income for the quarter was

$282.4 million, resulting in an adjusted diluted earnings per share of $3.43 compared to $3.46 per share for the fourth quarter 2023.

Adjusted EBITDA for the fourth quarter was $422.6 million or 20.7% of revenue, a year-on-year decrease of 5.7%.

The effective tax rate on adjusted net income in quarter four 2024 was 16.5%.

Cash generated from operating activities for the quarter was $338.3 million. During the quarter $61.3 million was spent on capital expenditure. $400.0 million worth of stock was repurchased at an average price of $217. Additionally, $7.4 million of Term Loan B payments were made during the quarter. At December 31, 2024, the Group had cash and cash equivalents of $538.8 million, compared to cash and cash equivalents of $695.5 million at September 30, 2024 and $378.1 million at December 31, 2023. Net indebtedness as at December 31, 2024 was $2.9 billion.

Full Year 2024 Results

Gross business wins were $12,082 million and cancellations were $2,108 million. This resulted in net business wins of $9,974 million and a book to bill of 1.20.

Full year revenue was $8,281.7 million. This represents a year on year increase of 2.0% on a reported and constant currency basis.

GAAP net income was $791.5 million, resulting in $9.53 diluted earnings per share compared to $7.40 per share for the equivalent prior year period. This represents an increase of 28.8%. Adjusted net income was $1,162.7 million, resulting in an adjusted diluted earnings per share of $14.00 compared to $12.79 per share for the equivalent prior year period. This represents an increase of 9.5%.

Adjusted EBITDA was $1,735.8 million or 21.0% of revenue, a year on year increase of 2.5%.

The effective tax rate on adjusted net income in 2024 was 16.5%.

Cash generated from operating activities in 2024 was $1,286.7 million. $168.1 million was spent on capital expenditure. $500.0 million worth of stock was repurchased in 2024 at an average price of $229. There were no amounts drawn on the revolving credit facility at December 31, 2024. $55 million was drawn down at December 31, 2023. Successful issuance of $2 billion investment grade bond in May 2024. The proceeds were used to repay a portion of the senior secured term loan and to pay fees, costs and expenses related to the offering.

Other Information

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), this press release contains certain non-GAAP financial measures, including adjusted EBITDA, adjusted net income and adjusted diluted earnings per share. Adjusted EBITDA, adjusted net income and adjusted diluted earnings per share exclude amortization, stock compensation, foreign exchange gains and losses, restructuring and transaction-related / integration-related adjustments. Free cash flow reflects cash generated from operating activities less capital expenditure. While non-GAAP financial measures are not superior to or a substitute for the comparable GAAP measures, ICON believes certain non-GAAP information is useful to investors for historical comparison purposes.

ICON will hold a conference call on February 20, 2025 at 08:00 EST [13:00 Ireland & UK]. This call and linked slide presentation can be accessed live from our website at http://investor.iconplc.com. A recording will also be available on the website for 90 days following the call. In addition, a calendar of company events, including upcoming conference presentations, is available on our website, under “Investors”. This calendar will be updated regularly.

This press release contains forward-looking statements, including statements about our financial guidance. These statements are based on management's current expectations and information currently available, including current economic and industry conditions.  These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release.  The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, as well as other economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, F-4, S-8, F-3 and certain other reports, which are available on the SEC's website at http://www.sec.gov.

* Our full-year 2025 guidance adjusted diluted earnings per share measures are provided on a non-GAAP basis because the company is unable to predict with a reasonable degree of certainty certain items contained in the GAAP measures without unreasonable efforts. For the same reasons, the company is unable to address the probable significance of the unavailable information.

ICON plc is a world-leading healthcare intelligence and clinical research organization. From molecule to medicine, we advance clinical research providing outsourced services to pharmaceutical, biotechnology, medical device and government and public health organizations. We develop new innovations, drive emerging therapies forward and improve patient lives. With headquarters in Dublin, Ireland, ICON employed approximately 41,900 employees in 106 locations in 55 countries as at December 31, 2024. For further information about ICON, visit: www.iconplc.com.

Source: ICON plc
Contact: Investor Relations +1 888 381 7923
Nigel Clerkin Chief Financial Officer +353 1 291 2000
Kate Haven Vice President Investor Relations +1 888 381 7923
All at ICON
ICON/ICLR-F

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2024 AND DECEMBER 31, 2023
(UNAUDITED)

	Three Months Ended		Twelve Months Ended
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
	(in thousands, except share and per share data)

Revenue	$2,041,101	$2,066,248	$8,281,676	$8,120,176

Costs and expenses:
Direct costs	1,441,736	1,445,727	5,845,319	5,719,949
Selling, general and administrative	151,445	195,560	728,348	768,559
Depreciation and amortization	96,655	149,733	488,500	585,950
Transaction and integration related	7,907	9,660	29,574	44,176
Restructuring	46,334	—	92,123	45,390
Total costs and expenses	1,744,077	1,800,680	7,183,864	7,164,024

Income from operations	297,024	265,568	1,097,812	956,152
Interest income	3,008	1,720	8,609	5,014
Interest expense	(51,429)	(81,034)	(237,237)	(336,699)

Income before income tax income / (expense)	248,603	186,254	869,184	624,467
Income tax income / (expense)	11,395	30,164	(77,710)	(11,749)

Income before share of losses from equity method investments	259,998	216,418	791,474	612,718
Share of losses from equity method investments	—	—	—	(383)
Net income	$259,998	$216,418	$791,474	$612,335

Net income per Ordinary Share:

Basic	$3.18	$2.63	$9.60	$7.46
Diluted	$3.16	$2.60	$9.53	$7.40

Weighted average number of Ordinary Shares outstanding:

Basic	81,785,620	82,399,478	82,482,764	82,101,813
Diluted	82,236,018	83,112,757	83,032,424	82,717,640

ICON plc
CONDENSED CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31, 2024 AND DECEMBER 31, 2023
(UNAUDITED)

	December 31, 2024	December 31, 2023
ASSETS	(in thousands)
Current assets:
Cash and cash equivalents	$538,785	$378,102
Available for sale investments	—	1,954
Accounts receivable, net of allowance for credit losses	1,401,989	1,790,322
Unbilled revenue	1,286,274	951,936
Other receivables	79,487	65,797
Prepayments and other current assets	140,435	132,105
Income taxes receivable	83,523	91,254
Total current assets	$3,530,493	$3,411,470

Non-current assets:
Property, plant and equipment, net	382,879	361,184
Goodwill	9,051,410	9,022,075
Intangible assets, net	3,559,792	3,855,865
Operating right-of-use assets	147,602	140,333
Other receivables	72,796	78,470
Deferred tax asset	74,758	73,662
Investments in equity	57,948	46,804
Total Assets	$16,877,678	$16,989,863

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$173,025	$131,584
Unearned revenue	1,614,758	1,654,507
Other liabilities	923,603	915,399
Income taxes payable	55,258	13,968
Current bank credit lines, loan facilities and notes	29,762	110,150
Total current liabilities	$2,796,406	$2,825,608

Non-current liabilities:
Non-current bank credit lines, loan facilities and notes, net	3,396,398	3,665,439
Lease liabilities	140,085	126,321
Non-current other liabilities	83,470	45,998
Non-current income taxes payable	125,834	186,654
Deferred tax liability	812,486	899,100
Commitments and contingencies	—	—
Total Liabilities	$7,354,679	$7,749,120

Shareholders' Equity:
Ordinary shares, par value 6 euro cents per share; 100,000,000 shares authorized,
80,756,860 shares issued and outstanding at December 31, 2024 and
82,495,086 shares issued and outstanding at December 31, 2023.	6,586	6,699
Additional paid-in capital	7,020,231	6,942,669
Other undenominated capital	1,304	1,162
Accumulated other comprehensive loss	(229,929)	(143,506)
Retained earnings	2,724,807	2,433,719
Total Shareholders' Equity	$9,522,999	$9,240,743
Total Liabilities and Shareholders' Equity	$16,877,678	$16,989,863

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2024 AND DECEMBER 31, 2023
(UNAUDITED)

	Year ended
	December 31, 2024	December 31, 2023
	(in thousands)
Cash flows provided by operating activities:
Net income	$791,474	$612,335

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	488,500	585,950
Impairment of operating right-of-use assets and related property, plant and equipment	15,731	8,686
Reduction in carrying value of operating right-of-use assets	39,787	41,546
Loss on equity method investments	—	383
Acquisition-related gain	—	(6,160)
Amortization of financing costs and debt discount	23,533	16,402
Stock compensation expense	45,870	55,667
Deferred tax benefit	(100,542)	(85,403)
Unrealized foreign exchange movements	6,911	19,706
Other non-cash items	31,900	24,332
Changes in operating assets and liabilities:
Accounts receivable	349,309	(83,296)
Unbilled revenue	(339,921)	4,716
Unearned revenue	(37,743)	134,566
Other net assets	(28,157)	(168,403)
Net cash provided by operating activities	1,286,652	1,161,027

Cash flows used in investing activities:
Purchase of property, plant and equipment	(168,060)	(140,692)
Purchase of subsidiary undertakings (net of cash acquired)	(84,159)	(71,766)
Movement of available for sale investments	—	(241)
Proceeds from investments in equity	2,690	—
Purchase of investments in equity	(17,261)	(13,954)
Net cash used in investing activities	(266,790)	(226,653)

Cash flows used in financing activities:
New Notes issue costs	(12,679)	—
Drawdown of credit lines and loan facilities	2,317,480	370,000
Repayment of credit lines and loan facilities	(2,677,763)	(1,265,000)
Proceeds from exercise of equity compensation	36,187	50,973
Share issue costs	(22)	(16)
Repurchase of ordinary shares	(499,998)	—
Share repurchase costs	(388)	—
Net cash used in financing activities	(837,183)	(844,043)

Effect of exchange rate movements on cash	(21,996)	(997)
Net increase in cash and cash equivalents	160,683	89,334
Cash and cash equivalents at beginning of year	378,102	288,768
Cash and cash equivalents at end of year	$538,785	$378,102

ICON plc
RECONCILIATION OF NON-GAAP MEASURES
FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2024 AND DECEMBER 31, 2023
(UNAUDITED)

	Three Months Ended		Year ended
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
	(in thousands, except share and per share data)

Adjusted EBITDA
Net income	$259,998	$216,418	$791,474	$612,335
Share of losses from equity method investments	—	—	—	383
Income tax (income) / expense	(11,395)	(30,164)	77,710	11,749
Net interest expense	48,421	79,314	228,628	331,685
Depreciation and amortization	96,655	149,733	488,500	585,950
Stock-based compensation expense (a)	4,687	7,845	45,870	55,667
Foreign currency (gains)/losses, net (b)	(30,045)	15,381	(18,085)	12,916
Oncacare (gain) (g)	—	—	—	(6,160)
Restructuring (c)	46,334	—	92,123	45,390
Transaction and integration related costs (d)	7,907	9,660	29,574	44,176
Adjusted EBITDA	$422,562	$448,187	$1,735,794	$1,694,091

Adjusted net income and adjusted diluted net income per Ordinary Share
Net income	$259,998	$216,418	$791,474	$612,335
Income tax (income) / expense	(11,395)	(30,164)	77,710	11,749
Amortization	59,278	115,986	350,291	459,854
Stock-based compensation expense (a)	4,687	7,845	45,870	55,667
Foreign currency (gains)/losses, net (b)	(30,045)	15,381	(18,085)	12,916
Restructuring (c)	46,334	—	92,123	45,390
Oncacare (gain) (g)	—	—	—	(6,160)
Transaction and integration related costs (d)	7,907	9,660	29,574	44,176
Transaction-related financing costs (e)	1,467	3,916	23,533	16,402
Adjusted tax expense (f)	(55,808)	(51,535)	(229,761)	(194,152)
Adjusted net income	$282,423	$287,507	$1,162,729	$1,058,177

Diluted weighted average number of Ordinary Shares outstanding	82,236,018	83,112,757	83,032,424	82,717,640

Adjusted diluted net income per Ordinary Share	$3.43	$3.46	$14.00	$12.79

(a)Stock-based compensation expense represents the amount of recurring expense related to the company’s equity compensation programs (inclusive of employer related taxes).
(b)Foreign currency (gains)/losses, net relates to gains or losses that arise in connection with the revaluation, or settlement, of non-US dollar denominated assets and liabilities. We exclude these gains and losses from adjusted EBITDA and adjusted net income because fluctuations from period- to- period do not necessarily correspond to changes in our operating results.
(c)Restructuring relates to charges incurred in connection with the company's realignments of its workforce, with the elimination of redundant positions as well as reviewing its global office footprint and optimizing its locations to best fit the requirements of the company.
(d)Transaction and integration related costs include expenses associated with our acquisitions and any other costs incurred directly related to the integration of these acquisitions.
(e)Transaction-related financing costs includes costs incurred in connection with changes to our long-term debt and amortization of financing fees. We exclude these costs from adjusted EBITDA and adjusted net income because they result from financing decisions rather than from decisions made related to our ongoing operations.
(f)Represents the tax effect of adjusted pre-tax income at our estimated effective tax rate.
(g)On April 20, 2023, the Company completed the purchase of the majority investor’s 51% majority voting share capital of Oncacare Limited (“Oncacare”). This gave rise to an acquisition-related gain of $6.2 million. This gain was excluded from adjusted EBITDA and adjusted net income.

ICON plc

Contact:	Investor Relations +1 888 381 7923
Nigel Clerkin Chief Financial Officer +353 1 291 2000
Kate Haven Vice President Investor Relations +1 888 381 7923
http://www.iconplc.com